

September 23, 2010

Mr. Mark J. Rosenblum
Chief Financial Officer
Advaxis, Inc.
The Technology Centre of New Jersey
675 Route 1, Suite 119
North Brunswick, NJ 08902

>   **Re: Advaxis, Inc.**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
>   **Filed June 3, 2010**
>   **File No. 000-28489**

Dear Mr. Rosenblum:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief